MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2006 DEC -4 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549

06018926

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 22nd and 28th of November 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
DEC 06 2006
THOMSON FINANCIAL

Enclosures

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

20 November 2006

The Company Secretary

Mytravel Group PLC
Parkway One, Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 17-November-06 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.01 %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 461,067,136 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 17 November 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 23,117,007 ORD GBP0.30 representing 5.01% of the issued share capital of 461,067,136 units.

Legal Entity	Holding	Percentage Held
Barclays Bank PLC	14,923,149	3.2367
Gerrard Ltd	100,311	.0218
Barclays Capital Inc	657,136	.1425
Barclays Global Investors Ltd	4,695,894	1.0185
Barclays Capital Securities Ltd	2,199,089	.4770
Barclays Life Assurance Co Ltd	541,428	.1174
Group Holding	**23,117,007**	**5.0139**

RECEIVED
2006 DEC -4 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 17 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 23,117,007 ORD GBP0.30 representing 5.01% of the issued share capital of 461,067,136 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMITED			14,923,149
BARCLAYS CAPITAL NOMINEES LIMITED			657,136
BARCLAYS CAPITAL NOMINEES LIMITED			2,199,089
BOISS NOMINEES LTD	4224361		467,051
CHASE NOMINEES LTD	16376		234,583
CHASE NOMINEES LTD	28270		169,343
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		254,882
JP MORGAN (BGI CUSTODY)	16400		3,561,833
JP MORGAN (BGI CUSTODY)	18409		432,427
R C Greig Nominees Limited			77,480
R C Greig Nominees Limited GP1			4,925
R C Greig Nominees Limited SA1			17,582
R C Greig Nominees Limited a/c AK1			324
		Total	**23,117,007**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	17,779,374
Boiss Nominees Limited (a/c 4224361)	467,051
Chase Nominees Limited (a/c 16376)	234,583
Chase Nominees Limited (a/c 28270)	169,343
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	3,561,833
JP Morgan (BGI Custody) (a/c 18409)	432,427
R C Greig Nominees Limited	77,480
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
Total	**23,117,007**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

17 November 2006

11. Date company informed

27 November 2006

12. Total holding following this notification

23,117,007 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.01% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

28 November 2006

CREDIT SUISSE

CREDIT SUISSE SECURITIES (EUROPE) LIMITED
One Cabot Square
London
E14 4QJ
Telephone +44 (0)20 7888 8888
Fax +44 (0)20 7888 1600
www.credit-suisse.com

Fax: 01706 742117

The Company Secretary
MyTravel Group plc
Holiday House
Sandbrook Park
Rochdale
Lancashire 0011 1SA

28 November 2006

Dear Sirs,

MyTravel plc ("The Company")

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 24 November 2006, following acquisitions, Credit Suisse Securities (Europe) Limited ("CSSEL") held an interest in 14,206,861 shares. CSSEL held an interest in 51,000 of these shares under section 208 (5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

CSSEL now holds a total interest of 14,206,861 shares being equivalent to approximately 3.08% of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL is interested.

Yours faithfully,

Duncan Murray
Assistant Vice President – Legal and Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

24 November 2006

11. Date company informed

28 November 2006

12. Total holding following this notification

14,206,861

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

Credit Suisse Securities (Europe) Limited has an interest in 51,000 shares of these shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

Credit Suisse companies which are direct or indirect holding companies of Credit Suisse Securities (Europe) Limited ("CSSEL") are, under the terms of section 203 of the act, each interested by attribution in any shares in which CSSEL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

28 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	17,704,339
Boiss Nominees Limited (a/c 4224361)	448,915
Chase Nominees Limited (a/c 16376)	234,583
Chase Nominees Limited (a/c 28270)	169,343
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	3,561,833
JP Morgan (BGI Custody) (a/c 18409)	432,427
R C Greig Nominees Limited	77,480
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
Total	**23,023,836**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

13 November 2006

11. Date company informed

21 November 2006

12. Total holding following this notification

23,023,836 30p ordinary shares

13. Total percentage holding of issued class following this notification

4.99% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

22 November 2006

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

14 November 2006

The Company Secretary

Mytravel Group PLC
Parkway One, Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 13-November-06 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.99 %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 461,067,136 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 13 November 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 23,023,836 ORD GBP0.30 representing 4.99% of the issued share capital of 461,067,136 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Securities Ltd		2,124,054	.4607
Barclays Bank PLC		14,923,149	3.2367
Gerrard Ltd		100,311	.0218
Barclays Life Assurance Co Ltd		541,428	.1174
Barclays Global Investors Ltd		4,677,758	1.0146
Barclays Capital Inc		657,136	.1425
	Group Holding	**23,023,836**	**4.9937**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 13 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 23,023,836 ORD GBP0.30 representing 4.99% of the issued share capital of 461,067,136 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		14,923,149
BARCLAYS CAPITAL NOMINEES LIMITED		657,136
BARCLAYS CAPITAL NOMINEES LIMITED		2,124,054
BOISS NOMINEES LTD	4224361	448,915
CHASE NOMINEES LTD	16376	234,583
CHASE NOMINEES LTD	28270	169,343
JP MORGAN (BGI CUSTODY)	16331	117,203
JP MORGAN (BGI CUSTODY)	16341	254,882
JP MORGAN (BGI CUSTODY)	16400	3,561,833
JP MORGAN (BGI CUSTODY)	18409	432,427
R C Greig Nominees Limited		77,480
R C Greig Nominees Limited GP1		4,925
R C Greig Nominees Limited SA1		17,582
R C Greig Nominees Limited a/c AK1		324
	Total	**23,023,836**